Exhibit 99.2

Investor Presentation H1 2022 Earnings Call – September 12, 2022

Disclaimer

Cautionary Language Regarding Forward-Looking Statements
This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "may," "might," "will," "would," "could," "should," "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook" and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on our current expectations, estimates, projections, targets, opinions and/or beliefs or, when applicable, of one or more third-party sources. No representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only. Such forward-looking statements, which include estimated financial information, involve known and unknown risks, uncertainties and other factors. These forward looking statements include, but are not limited to, express or implied statements regarding our future financial performance, revenues and capital expenditures, our expectation of acceleration in our business due to factors including a re-opening economy and increased EV adoption and expectations related to the effective deployment of chargers. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, without limitation: changes or developments in the broader general market; ongoing impact from COVID-19 on our business, customers, and suppliers; macro political, economic, and business conditions; our limited operating history as a public company; our dependence on widespread adoption of EVs and increased installation of charging stations; mechanisms surrounding energy and non-energy costs for our charging products; the impact of governmental support and mandates that could reduce, modify, or eliminate financial incentives, rebates, and tax credits; our current dependence on sales to a limited number of customers; supply chain interruptions; impediments to our expansion plans; the need to attract additional customers; the effects of competition; and risks that our technology could have undetected defects or errors.

Further information on these and other factors that could affect the forward-looking statements we make in this presentation can be found in the documents that we file with or furnish to the U.S. Securities and Exchange Commission, including our 20-F filed with the SEC on April 28, 2022 and proxy statement/prospectus filed with the SEC on December 7, 2021, which are available on our website at https://adstec-energy.com/investor-relations-corporate-governance/ and on the SEC's website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this presentation are based on our current beliefs and on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Industry and Market Data
Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, the company has not independently verified the information and makes no representation or warranty, express or implied, as to its accuracy or completeness. for the correctness of any such information. In addition, certain of the industry and market data included in this presentation, if not labelled otherwise, is derived from the company's internal research and estimates based on the knowledge and experience of its management in the markets in which it operates as well as the company's review of internal sources as well as independent sources.

Non-GAAP Financial Measures
Some of the financial information and data contained in this presentation, such as Adjusted Cost of Sales and Adjusted Gross Profit, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). This presentation includes non-GAAP financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with generally accepted accounting principles in the United States ("GAAP"). The non-GAAP measures as defined by us may not be comparable to similar non-GAAP measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the "Financial Information – Non-IFRS" slide for a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

Use of Trademarks and Other Intellectual Property
All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and the use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names. Third-party logos included herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that we will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future.

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2022 © by ADS-TEC Energy

2022 © by ADS - TEC Energy page 3 ADS - TEC Energy H1/2022 Highlights

2022 © by ADS - TEC Energy page 4 H1/2022 Financial Highlights Strong Progress Transforming to an International and Growing Business Orders: €70.9m (YTD August €152.3m) Revenue: €9.4m Revenue Outside Germany: €5.1m / 3.9x 1) Gross Profit: € - 4.8m Cash on Hand: €65.7m Cost of Sales: € - 14.2m • Significant increase in orders from U.S. and Europe leading to a backlog of €176.7m • Full - year international expansion with revenue outside of Germany up 4x from H1 2021 • H1 2022 financials came in on a low level as expected due to customer delivery dates and material delivery constraints • High revenue visibility for H2 2022 • Order book for 2023 deliveries already started building up 1) year - over - year comparable

2022 © by ADS - TEC Energy page 5 H1/2022 Financial Highlights Transformation Toward an International and Broader Customer Base Germany 46% 11% Revenue H1 2021 Germany Spain (.4%) Great Britain (.05%) Switzerland (2%) North America (0%) Other European Countries (3.7%) Germany (94%) Revenue H1 2022 Germany Spain Great Britain Switzerland North America Germany 46% North America 27% 8% 8% 11% 11%

2022 © by ADS - TEC Energy page 6 Growth Guidance for H2/2022 €176m EUR Order Backlog Supports Full Year Guidance Total revenue expected to be in the range of €80m to € 100m for FY2022, representing a more than 100% YOY growth, depending upon the stability of the supply chain Revenue for FY2022 is backloaded to H2 2022, high visibility In H1 2022, 39 charging units delivered In FY 2022, ADSE expects to deliver 400 – 500 charging units (as in H2 2020)

2022 © by ADS - TEC Energy page 7 ADS - TEC Energy Consolidated Income Statement kEUR H1/22 H1/21 Revenues €9.431 €20.947 Cost of sales €14.255 €19.433 Gross Profit - €4.824 €1.514 Reserach and development expenses €1.030 €1.583 Selling and general administrative expenses €12.706 €4.083 Net other operating income €76 €83 EBIT - €18.484 - €4.069 Finance result €11.341 - €1.108 Net profit - €7.143 - €5.177

2022 © by ADS - TEC Energy page 8 ADS - TEC Energy Consolidated Balance Sheet kEUR June 30, 2022 Dec 31, 2021 Intangible assets €18.342 €17.038 Property plant and equipment €5.029 €4.946 Other €2.587 €2.088 Non - current assets €25.958 €24.072 Inventories €28.462 €13.063 Contract assets €1.195 €973 Trade receivables €17.771 €11.303 Cash and cash equivalents €65.720 €101.813 Current assets €113.148 €127.152 Equity €90.817 €96.892 Non - current liabilities €18.992 €23.892 Trade payables €20.370 €14.000 Contract liabilities €6.208 €6.208 Other €2.719 €10.232 Current liabilities €29.297 €30.440 Balance Sheet total €139.106 €151.224

2022 © by ADS - TEC Energy page 9 ADS - TEC Energy Consolidated Statement of Cash Flows kEUR H1/22 H1/21 Net result - €7.309 - €5.177 Non - cash items - €8.099 €2.789 Changes in working capital - €15.943 - €1.170 Cash flow from operating activities - €31.351 - €3.558 Capital expenditures - €3.318 - €1.895 Free cash flow - €34.669 - €5.453 Cash flow from financing activities - €7.967 €5.435 Net cash flow - €42.636 - €18 Net cash €65.720 -

2022 © by ADS - TEC Energy page 10 ▪ Macro environment remains very favorable toward continued growth in EV adoption ▪ ADS - TEC Energy has identified location of North American plant and expects it operational during Q4/2022 ▪ Revenue for FY 2022 , expected in the range of 80 to 100m EUR and backed by strong order book, but this depends upon the supply chain ▪ Order book for deliveries in 2023 already building up and confirming ADSE’s growth strategy ▪ ChargePost successfully launched in Europe and significant orders booked ▪ 39 charging units delivered in H1, 400 - 500 delivered units expected for FY 2022 ▪ Order bookings in North America are expected to increase significantly in H2/2022 ▪ Continued expansion of customer base across multiple countries in Europe ADS - TEC Energy Outlook FY 2022 and Beyond

2022 © by ADS - TEC Energy ADS - TEC Energy is the leading technology company offering battery - buffered, ultra - fast charging solutions, and commercial & industrial energy storage systems … … for your transition into a safe, innovative and sustainable future of energy!

2022 © by ADS - TEC Energy page 12 13.09.2022 Hardware Software Services ADS - TEC Ecosystems - Platform

2022 © by ADS - TEC Energy page 13 13.09.2022 We are offering eco - platforms for 3 major applications. ADS - TEC Energy Ultra - Fast - Charging Infrastructure C&I Energy Storage Systems

2022 © by ADS - TEC Energy page 14 13.09.2022 Product Offering ADS - TEC Energy Ultra - Fast - Charging Infrastructure C&I Energy Storage Systems • ChargeBox • ChargePost • ChargeTrailer • PowerBooster • Rack Systems • Container Systems • MyPowerPlant ®

2022 © by ADS - TEC Energy page 15 13.09.2022 Strong Product Development Pipeline ADS - TEC Energy Ultra - Fast - Charging Infrastructure C&I Energy Storage Systems • ChargeBox launched in US Q1/2022 • ChargePost launch in EU Q4/2022 • ChargePost launch in US Q3/2023 • Expanded C&I portfolio in EU with launch in Q4/2022 • MyPowerPlant ® with expected launch in 2024

Invest in the Electrified Future on NASDAQ with ADSE page 16

2022 © by ADS - TEC Energy page 17 13.09.2022 The world of energy is going to change completely. ADS - TEC Energy From fossil fuel energy production … … to renewable energies

2022 © by ADS - TEC Energy page 18 13.09.2022 Centralized structures become more and more decentralized intelligent solutions. ADS - TEC Energy The capacity of a few large power plants … … will be provided by countless small decentralized solutions

2022 © by ADS - TEC Energy page 19 13.09.2022 D ecentralized energy systems need flexibility as a key component. We provide decentralized ECO platforms containing batteries to offer this flexibility. ADS - TEC Energy Energy Systems will follow the same route being decentralized. ADSE is providing eco - platforms for the operation of decentralized business models

2022 © by ADS - TEC Energy page 20 13.09.2022 With our eco - platform we offer different f ields of operations and enable future power companies for their localized and individual business models. ADS - TEC Energy ADS - TEC Eco - Platform Ultra - Fast - Charging Optimization of Self - Consumption Integration of Renewables Integration of PV Reduction of CO 2 Sector Coupling between Grid Connection, Heat, Mobility and Electricity Grid Services Arbitrage Advertisement Operation of Charging Points

2022 © by ADS - TEC Energy page 21 13.09.2022 Possible use cases and applications for battery - buffered ultra - fast charging solutions. ADS - TEC Energy Convenience & Fueling Condominiums & Apartments OEM Auto Dealers Hotels Office / Industry Rental Cars Municipalities Fleets … and many more! Large Retail Solutions

2022 © by ADS - TEC Energy page 22 13.09.2022 US: Total addressable market (TAM) for battery - buffered ultra - fast charging solutions ADS - TEC Energy OEM Auto Dealers Rental Cars Fleets Municipalities 18k Dealer Sites >2k Large Rental Sites 150 Cities >500k ppl . 71k Large Last - Mile Sites $54B TAM Convenience & Fueling Condominiums & Apartments Hotels Office / Industry 67k Stations W/Convenience 5.5K High End Hotels 160k Condo Buildings 45k Sites >200k sqft Ultra - Fast Charging “on the go” Ultra - Fast Charging “to support business”

2022 © by ADS - TEC Energy page 23 13.09.2022 EU: Total addressable market (TAM) for battery - buffered ultra - fast charging solutions ADS - TEC Energy OEM Auto Dealers Rental Cars Fleets Municipalities 52k Dealer Sites >2.1k Large Rental Sites 215 Cities >300k ppl . 1k Large Last - Mile Sites $ 62 B TAM Convenience & Fueling Large Retail Solutions Hotels Office / Industry 136 k Stations W/Convenience 9 .1K High End Hotels 9.5 k Sites 40k >250 Employees On Site Ultra - Fast Charging “on the go” Ultra - Fast Charging “to support business”

2022 © by ADS - TEC Energy page 24 13.09.2022 Who are our direct partners and customers and why do they work with us? ADS - TEC Energy Future - Power - Companies Start - ups Automotive OEM’s Medium - Size Utilities Oil & Gas Companies • Companies with ~500 Employees • Energy Transition/Production/Sup ply/Trading • Integration of Renewables • Young Companies who understood the big potential due to … • Energy Transition/Production/Sup ply/Trading • Mega - Trend E - Mobility • Sustainability • CO2 Reduction • Integration of Renewables • Big Car Manufacturers • Need to sell EV’s to fulfill CO2 targets and governmental restrictions • Enabling EV Sales at their Dealer Sites • Using Dealer Network to built - up Charging Networks • Changing existing business models • Big Oil & Gas Companies • Need to change their business model due to increasing EV’s in parc • Compensation of declining Sales of billions of barrels of Oil & Gas • Using their Oil & Gas Stations to built - up Charging Networks We offer best - in - class decentralized, intelligent and managed assets to run individual business models. We are not a competitor! We are the ‘Intel Inside‘ where the future - power - companies run and operate their business cases.

2022 © by ADS - TEC Energy page 25 13.09.2022 All of our units may be branded by our customers. But one thing will be co - branded. It’s an ADS - TEC! ADS - TEC Energy

References

2022 © by ADS - TEC Energy More than 250 MWh sold… Main focus Europe and USA + Australia, Asia and Africa Various Application • Grid Stabilization (e.g. FCR) • Industrial Peak Shaving • Battery assisted EV charging • Backup Power Supply • PV - Diesel - Hybrid Island Systems • Community Storage • Residential Storage • High Power Charging page 27 13.09.2022 Trust our Experience – Exemplary Batteries in Use ADS - TEC Energy

Examples of Porsche Centers in Germany, Switzerland, France and Sweden 320 kW ultra fast charging stations The car dealerships are usually located at convenient locations on highway exits or main roads. About 450 charging stations w ith ChargeBoxes and more than 1000 dispenser have already been supplied to Porsche in 2020/2021. Further systems are on order. page 28

Porsche Center Pforzheim 320 kW ultra fast charging station with ChargeBox The system is located at the entrance of the Porsche parking lot in front of the main entrance. It is close to the highway A8 , e xit Pforzheim - Nord. There is a garden center as well as many other shopping facilities in the direct neighborhood. page 29

EnBW
DREWAG
StoraXe
Battery Power
WIRSOL
Recharge intelligente
d'électricité verte
wenea
PowerBooster

PowerBooster examples in use **for charging, grid stabilisation, peak shaving and many more applications**
Charging park EnBW Stuttgart, Drewag MobiPunkt (5x150 kW) in Dresden, TEAG quarter storage in Thuringia, PowerBooster from Wirsol (Klimaarena Sinsheim), isolated solution hospital Vanga (DR Congo), quarter solution "Grid Control", filling stations in France, several PowerBooster for Wenea in Spain.

adstec Energy

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Microgrid Stable energy far from power supply networks In a 20 - foot container, ADS - TEC delivers a 150 kW battery system including control for a hybrid system consisting of wind, solar, diesel and battery to Lithuania. Smart microgrid unit that effectively forego the use of fossil fuel. page 31

Isolated power Hybrid power plant Off - grid plant with a multi - MWh large - scale battery storage system from ADS - TEC. Optimized ecological power production with volatile production units as a complete isolated hybrid power plant. page 32